SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the calendar year ended December 31, 2002 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _____________to____________



                           Commission File Number:   33-80504



          A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           The Sharper Image 401k Savings Plan
                           650 Davis Street
                           San Francisco, CA 94111

          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Sharper Image Corporation
                           650 Davis Street
                           San Francisco, CA 94111

THE SHARPER IMAGE
401k SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   3


FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits,
         as of December 31, 2002 and 2001                                      4

     Statements of Changes in Net Assets Available for Benefits,
         for the years ended December 31, 2002 and 2001                        5

     Notes to Financial Statements                                         6 - 9


SUPPLEMENTAL SCHEDULE:

     Schedule H, Line 4i; Schedule of Assets Held for Investment Purposes-
         December 31, 2002                                                    10


OTHER INFORMATION:

     Signatures Page  11

     Exhibit 23.1 - Independent Auditors' Consent                             12

INDEPENDENT AUDITORS' REPORT


Administrative Committee,
The Sharper Image 401k Savings Plan
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of The Sharper Image 401k Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule which is listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Comyns, Smith & McCleary LLP
--------------------------------
Lafayette, CA

June 27, 2003

THE SHARPER IMAGE
401k SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

-----------------------------------------------------------------------------------------------------------------------
                                                                                              December 31,
                                                                                ---------------------------------------
                                                                                         2002                     2001
                                                                                -------------             -------------
Investments at Contract Value:
      Guaranteed Investment Contract                                            $            -            $      57,381

Investments at Fair Value:
      Fixed income securities                                                          531,754                  691,958
      Equity securities                                                              2,579,669                2,759,053
      Government securities                                                            322,179                  305,360
      Money market fund                                                              1,712,221                1,227,179
      Sharper Image Corp. Unitized Common Stock                                        712,875                  419,251
      Participant Loans                                                                356,793                  338,729
                                                                                --------------            -------------

Total Investments                                                                    6,215,491                5,798,911
                                                                                --------------            -------------

Receivables:
      Employee Contributions                                                            60,301                   41,787
      Employer Contributions                                                           175,798                  172,255
                                                                                --------------            -------------
           Total Receivables                                                           236,099                  214,042
                                                                                --------------            -------------


Net Assets Available for Benefits                                               $    6,451,590            $   6,012,953
                                                                                ==============            =============

                 See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

-----------------------------------------------------------------------------------------------------------------------
                                                                                              Year Ended
                                                                                              December 31,
                                                                                ---------------------------------------
                                                                                          2002                     2001
                                                                                --------------            -------------
   ADDITIONS TO NET ASSETS:
      Investment loss:
         Net depreciation in fair value of investments                          $     (672,088)           $    (910,280)
         Interest and dividend income                                                   67,864                   58,392
                                                                                --------------            -------------
           Total net investment loss                                                  (604,224)                (851,888)

      Employer contributions                                                           175,798                  172,255
      Employee contributions                                                         1,364,974                1,387,679
                                                                                --------------            -------------

           Total additions                                                             936,548                  708,046
                                                                                --------------            -------------

   DEDUCTIONS FROM NET ASSETS:
      Benefits paid to terminated participants                                        (486,332)                (307,992)
      Administrative expenses                                                          (11,579)                  (6,474)
                                                                                --------------            -------------

           Total deductions                                                           (497,911)                (314,466)
                                                                                --------------            -------------

   NET INCREASE IN NET ASSETS                                                          438,637                  393,580

   NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                 6,012,953                5,619,373
                                                                                --------------            -------------
   End of year                                                                  $    6,451,590            $   6,012,953
                                                                                ==============            =============






                 See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of The Sharper Image (the "Company") 401k Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General- The Plan was established on April 1, 1994 and was amended on August 1, 1999. The Plan is a defined contribution plan covering all employees who have completed one year of service with at least 1,000 hours and are age twenty-one or older. The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions- Participants may defer from 1% to 20% of their annual compensation, not to exceed the maximum deductible amount allowed, which for the year ended December 31, 2002 was generally $11,000. Participants may also rollover into the Plan investments from other qualified defined benefit or contribution plans. Contributions to the Plan are invested by the Trustee, PNC Bank, N.A ("PNC"), in one or more of the available investment funds as directed by Plan participants, including the common stock of the Company, which is unitized to facilitate daily allocations. Income or loss from each fund is allocated to participants' accounts based on balances prior to such allocation. The Company made employer-matching contributions equal to 100% of the participant's contribution up to a maximum of $500 per participant for the years ended December 31, 2002 and 2001.

     Participant Accounts- Each participant's account is credited with the participant's contributions, the Company's matching contribution, and allocations of Plan earnings. Forfeited balances of terminated participants' nonvested accounts remain in the Plan and will be applied first to the payment of administrative expenses and then to reduce future Company contributions.

     Vesting- Participants are immediately vested in the contributions they make to the Plan, plus actual earnings thereon. Participants begin to vest in the Company's matching contributions, plus earnings thereon, after one year of service, and become fully vested after five years of credited service.

THE SHARPER IMAGE
401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (continued)
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN (continued)

     Participant Loans- Participants may only have one loan outstanding at a time. The total amount owed to the Plan by an individual participant must be at least $1,000 and cannot exceed the lesser of 50% of the fair market value of the participant's vested account balance or $50,000. As of December 31, 2002, there were 78 loans outstanding with contractual interest rates ranging from 5.75% to 10.5%. As of December 31, 2001, there were 81 loans outstanding, with contractual interest rates ranging from 6.0% to 10.5%. Loans generally must be repaid over a period not to exceed 5 years.

     Distribution of Benefits- Upon termination of service for any reason, including death, disability or retirement, a participant may receive the value of their vested interest as a lump-sum distribution or continue as a participant in the Plan without receiving any future employer-matching contributions. Terminated participants with an account balance of less than $5,000 will automatically receive a lump sum distribution. Net assets available for benefits include amounts due to terminated participants who have requested distributions that have not been made as of the Plan year end as well as refunds due to participants based on the results of annual non-discrimination tests. Such amounts as of December 31, 2002 and 2001 were $76,081 and $13,302, respectively. Benefits are recorded when paid.

     Plan Termination- Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan under the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balance.

     Tax Status- The Plan is a standardized prototype cash or deferred profit sharing plan sponsored by PNC. A favorable determination letter for this standardized prototype was issued by the Internal Revenue Service ("IRS") on April 10, 1990 and a favorable determination letter for the amendment to the standardized prototype was issued by the IRS on February 8, 1993. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting- The financial statements of the Plan are prepared under the accrual method of accounting.

     Forfeiture Accounts- At December 31, 2002 and 2001, forfeited non-vested account balances totaled $3,847 and $3,421, respectively. During 2002 and 2001, Plan administrative expenses totaling $11,579 and $6,474, respectively, were deducted from these account balances.

THE SHARPER IMAGE
401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (continued)
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Investment Valuation and Income Recognition- The Plan's investments are stated at fair value, except for the Guaranteed Investment Contract with PNC Bank ("PNC") at December 31, 2001, which was included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. The contract value as of December 31, 2001 approximated fair value. The average yield and crediting interest rate were both 4.0% for 2001. The crediting interest rate was based on an agreed-upon formula with the issuer and cannot be less than zero. Fair value for the Company's unitized common stock is based on the Sharper Image common stock, which is listed on NASDAQ, and is valued at its quoted market price. Participant loans are carried at the unpaid principal balance, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

     Administrative Expenses- Plan administrative expenses are primarily paid through forfeited balances of terminated participants' non-vested portion of the Company's matching contributions. If the forfeiture balance is less than administrative expense, the deficiency will be paid by the Company.

     Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

THE SHARPER IMAGE
401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (continued)
--------------------------------------------------------------------------------

3.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001 are separately identified in the following table:

                                                         2002            2001
                                                      Fair Value      Fair Value
                                                      ----------      ----------
  BlackRock Funds:
      Balanced Fund                                  $        -       $ 688,866
      Large Cap Growth Equity Fund                            -         918,525
      Index Equity Fund                                 694,737         902,115
      Government Bond Fund                              322,179         305,360
      Money Market Fund                               1,712,221       1,227,179
  Growth Fund of America                                759,377               -
  Janus Advisor Balanced Fund                           531,754               -
  Janus Worldwide Fund                                  389,135         413,863
  Participant Loans                                     356,793         338,729
  Sharper Image Corp.
      Unitized Common Stock                             712,875         419,251

  During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as investments held throughout the year) depreciated by $672,088 and $910,280 in value, respectively, as follows:

                                                        2002            2001
                                                        ----            ----

      Mutual Funds                                  $ (872,712)      $ (835,136)
      Sharper Image Corp. Unitized Common Stock        200,624          (75,144)
                                                    -----------      -----------
                                                    $ (672,088)      $ (910,280)
                                                    ===========      ===========

4.    RELATED PARTY TRANSACTIONS

  Certain Plan investments are shares of mutual funds managed by PNC, or by a majority owned subsidiary of PNC. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of the Company's common stock and, therefore, these transactions also qualify as party-in-interest transactions.


                              * * * * * * * * * * *

THE SHARPER IMAGE
401k SAVINGS PLAN


SCHEDULE H, Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - DECEMBER 31, 2002

                                                                                                        Fair
   Issuer                Description of Investment                                     Cost             Value
   ------                -------------------------                                     ----             -----
   PNC Advisors          Janus Advisor Balanced Fund                                   560,691          531,754
   PNC Advisors          BlackRock Index Equity Fund *                                 875,324          694,737
   PNC Advisors          AIM Small Cap Growth Fund                                     363,408          289,433
   PNC Advisors          American Century Equity Growth Fund                           220,695          173,703
   PNC Advisors          Growth Fund of America                                        838,883          759,377
   PNC Advisors          Washington Mutual Investors Fund                              120,610          104,211
   PNC Advisors          Fidelity Advisor Mid Cap Fund                                 103,991           87,514
   PNC Advisors          Fidelity Advisor Value Fund                                   107,635           81,559
   PNC Advisors          Janus Worldwide Fund                                          496,288          389,135
   PNC Advisors          BlackRock Intermediate Government Bond Fund *                 314,060          322,179
   PNC Advisors          BlackRock Money Market Fund *                               1,592,549        1,712,221
   PNC Advisors          Sharper Image Corp. Unitized Common Stock *                   540,744          712,875
   PNC Advisors          Seventy-eight loans outstanding with interest
                           rates ranging from 5.75% to 10.5%                                 -          356,793
                                                                                                    -----------

 Total Investments                                                                                  $ 6,215,491
                                                                                                    ===========


* - Party-in-interest.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             THE SHARPER IMAGE 401k SAVINGS PLAN
                                             BY SHARPER IMAGE CORPORATION
                                                 PLAN ADMINISTRATOR




Date: June 30, 2003                           by:/s/ Jeffrey P. Forgan
     ----------------------                      ---------------------
                                                     Jeffrey P. Forgan
                                                     Executive Vice President,
                                                     Chief Financial Officer and
                                                     Plan Administrator